UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 5, 2020

RMG ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38795	83-2289787
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

50 West Street, Suite 40-C New York, New York 10006	10006
(Address of Principal Executive Offices)	(Zip Code)

(212) 785-2579

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one redeemable warrant	RMG.UT	New York Stock Exchange
Class A common stock, par value $0.0001 per share	RMG	New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	RMG.WT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01 Entry into a Material Definitive Agreement.

On October 5, 2020, RMG Acquisition Corp., a Delaware corporation (“RMG”), entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among RMG, RMG Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of RMG (“Merger Sub”), and Romeo Systems, Inc., a Delaware corporation (“Romeo”).

Romeo is an industry leading energy storage technology company focused on designing and manufacturing lithium-ion battery modules and packs for commercial electric vehicles.

Pursuant to the Merger Agreement, Merger Sub will merge with and into Romeo, with Romeo surviving the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). As a result of the Transactions, Romeo will become a wholly-owned subsidiary of RMG, with the stockholders of Romeo becoming stockholders of RMG.

Under the Merger Agreement, the stockholders of Romeo will receive a number of shares of RMG common stock based on an exchange ratio (the “Exchange Ratio”), the numerator of which is equal to $900 million (plus net cash of Romeo less debt of Romeo, plus the aggregate exercise price of all Romeo options and warrants (all calculated at the closing of the Merger)) divided by $10, and the denominator of which is equal to the number of outstanding shares of Romeo, including shares issuable upon conversion of outstanding convertible notes. The holders of Romeo options and warrants will receive RMG options and warrants equal to the number of shares of Romeo Common Stock subject to the Romeo options and warrants multiplied by the Exchange Ratio at an exercise price per share divided by the Exchange Ratio.

In connection with the Transactions, RMG Sponsor, LLC (the “Sponsor”), RMG’s sponsor from its initial public offering, agreed to enter into a lock-up agreement, pursuant to which the RMG common stock received upon conversion of the shares of RMG’s Class B common stock held by the Sponsor will be subject to transfer restrictions until the earlier of (i) one year from the closing of the Merger, (ii) the date on which the last sales price of RMG common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 trading days after the closing of the Merger and (iii) the date on which RMG completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of RMG’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and the warrants held by the Sponsor will be subject to transfer restrictions until the date that is 30 days following the closing of the Merger.

Certain stockholders of Romeo receiving shares of RMG common stock in connection with the Merger will be subject to a 180-day lockup period for all shares of RMG common stock held by such persons.

The Transactions are expected to be consummated in the fourth quarter of 2020, after the required approval by the stockholders of RMG and the fulfillment of certain other conditions.

The following summaries of the Merger Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the Merger Agreement and agreements entered into in connection therewith. The Merger Agreement is attached as Exhibit 2.1 hereto and incorporated herein by reference. Capitalized terms not defined herein have the meaning given in the Merger Agreement.

Representations and Warranties

The Merger Agreement contains representations and warranties of Romeo relating to, among other things, due organization and qualification; subsidiaries; the authorization, performance and enforceability against

Romeo of the Merger Agreement; absence of conflicts; the consent, approval or authorization of governmental authorities; pre-transaction capitalization; financial statements; absence of undisclosed liabilities; litigation and proceedings; compliance with laws; intellectual property matters; contracts and absence of defaults; benefit plans; labor matters; tax matters; brokers’ fees; insurance; assets and real property; environmental matters; absence of certain changes or events; transactions with affiliates; internal controls; permits; customers and suppliers; and statements made in the Registration Statement on Form S-4 required to be prepared in connection with the Transactions (the “Registration Statement”).

The Merger Agreement contains representations and warranties of each of RMG and Merger Sub relating to, among other things, due organization and qualification; the authorization, performance and enforceability against RMG and Merger Sub of the Merger Agreement; absence of conflicts; litigation and proceedings; the consent, approval or authorization of governmental authorities; financial ability and trust account; brokers’ fees; SEC reports, financial statements, Sarbanes-Oxley Act and absence of undisclosed liabilities; business activities and the absence of certain changes or events; statements made in the Registration Statement; no outside reliance; tax matters; capitalization; and NYSE listing.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Transactions and efforts to satisfy conditions to the consummation of the Transactions.

The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for RMG and Romeo to cooperate in the preparation of the Registration Statement.

Conditions to Closing

Mutual Conditions

Consummation of the Transactions is conditioned on approval thereof by RMG’s stockholders. In addition, each party’s obligation to consummate the Merger is conditioned upon, among other things:

•	all necessary permits, approvals, clearances, and consents of or filings with regulatory authorities having been procured or made, as applicable;

•	no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, or statute, rule or regulation being in force that enjoins or prohibits the consummation of the Transactions;

•	RMG having at least $5,000,001 of net tangible assets remaining prior to the Merger after taking into account any redemptions by holders of RMG common stock that properly demand that RMG redeem their common stock for their pro rata share of the trust account prior to the closing of the Transactions;

•	the Registration Statement on Form S-4 having become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order having been issued by the SEC that remains in effect with respect to the Form S-4, and no proceeding seeking such a stop order having been threatened or initiated by the SEC that remains pending;

•	the delivery by each party to the other party of a certificate with respect to (i) the truth and accuracy of such party’s representations and warranties as of execution of the Merger Agreement and as of the closing of the Transactions and (ii) the performance by such party of covenants contained in the Merger Agreement required to by complied with by such party in all material respects as of or prior to the closing;

•	approval of the Transactions by the RMG’s stockholders; and

•	approval of the Transactions by Romeo’s stockholders.

Romeo’s Conditions to Closing

The obligations of Romeo to consummate the Merger are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of RMG and Merger Sub (subject to certain bring-down standards);

•	performance of the covenants of RMG and Merger Sub to be performed by such parties in all material respects as of or prior to the closing;

•	RMG filing an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and adopting amended and restated bylaws, each in substantially the form as attached to the Merger Agreement;

•	RMG executing the Registration Rights Agreement (as defined below);

•	RMG executing the Stockholders’ Agreement (as defined below);

•	the covenants of each sponsor contained in the Sponsor Support Agreement (as defined below) having been performed in all material respects;

•	the RMG common stock to be issued pursuant to the Merger Agreement and underlying the exchanged options and warrants having been approved for listing on a national securities exchange; and

•	the amount of cash available to RMG as of immediately prior to the closing shall not be less than $150 million after giving effect to payment of amounts that RMG will be required to pay to redeeming shareholders upon consummation of the Transactions.

RMG’s and Merger Sub’s Conditions to Closing

The obligations of RMG and Merger Sub to consummate the Merger are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of Romeo (subject to certain bring-down standards);
•	performance of the covenants of Romeo to be performed by Romeo in all material respects as of or prior to the closing; and
•	all directors of Romeo that will not continue as directors of Romeo having executed and delivered to RMG letters of resignation.

Waiver

If permitted under applicable law, RMG or Romeo may waive any inaccuracies in the representations and warranties made to such party and contained in the Merger Agreement and waive compliance with any agreements or conditions for the benefit of such party contained in the Merger Agreement. However, pursuant to RMG’s existing amended and restated certificate of incorporation, the condition requiring that RMG have at least $5,000,001 of net tangible assets may not be waived.

Termination

The Merger Agreement may be terminated at any time, but not later than the closing of the Merger, as follows:

•	by mutual written consent of RMG and Romeo;

•	by either RMG or Romeo if the Transactions are not consummated on or before the later of February 12, 2021 and such later date as RMG’s stockholders may approve, provided that the terminating party shall not have been the primary cause of the failure to close by such date;

•	by either RMG or Romeo if consummation of the Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable order, decree or ruling of a governmental entity or a statute, rule or regulation, provided that the terminating party shall not have been the primary cause of thereof;

•	by either RMG or Romeo if the other party has breached any of its representations, warranties or covenants, such that the closing conditions would not be satisfied at the closing, and has not cured such breach within 45 days of notice from the other party of its intent to terminate, provided that the terminating party is itself not in breach;

•	by RMG if Romeo stockholder approval of the Transactions has not been obtained within three business days following the date that the Registration Statement is disseminated by Romeo to its stockholders; or

•	by either RMG or Romeo if, at the RMG shareholder meeting, the Transactions shall fail to be approved by the required vote described herein (subject to any adjournment or recess of the meeting).

Registration Rights Agreement

At the closing of the Merger, certain of Romeo’s stockholders and other parties thereto will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which RMG agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement. RMG also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that RMG will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Stockholders’ Agreement

At the closing of the Merger, the Sponsor and certain stockholders of Romeo will enter into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with RMG, pursuant to which the stockholders of Romeo will have the right to designate up to two directors for election to RMG’s board of directors (of which BorgWarner, Inc. has the right to select one director provided that it maintains ownership of a certain percentage interest in RMG) for so long as they maintain collective ownership of a certain percentage interest in RMG and the Sponsor will have the right to designate up to two directors for election to RMG’s board of directors for so long as it maintains ownership of a certain percentage interest in RMG.

Stockholder Support Agreements

In connection with the execution of the Merger Agreement, certain stockholders of Romeo who hold a majority of the outstanding stock of Romeo have entered into support agreements pursuant to which they will agree to vote in favor of the Transactions at a meeting called to approve the Transactions by Romeo stockholders (or to act by written consent approving the Transactions).

Subscription Agreements

In connection with the execution of the Merger Agreement, RMG entered into Subscription Agreements with certain accredited investors or qualified institutional buyers (collectively, the “Subscription Investors”) concurrently with the execution of the Merger Agreement on October 5, 2020. Pursuant to the Subscription Agreements, the Subscription Investors agreed to subscribe for and purchase, and RMG agreed to issue and sell, to the Subscription Investors an aggregate of 15,000,000 shares of Class A common stock of RMG for a purchase price of $10.00 per share, or an aggregate of approximately $150 million, in a private placement. Additionally, RMG has granted a Subscription Investor a 30-day option to purchase an additional 2,500,000 shares of Class A common stock at the same purchase price and on the same terms as described in the Subscription Agreements.

The closing of the private placement will occur on the date of and immediately prior to the consummation of the Transactions and is conditioned thereon and on other customary closing conditions. The Class A common stock to be issued pursuant to the Subscription Agreements has not been registered under the Securities Act, and will be issued in reliance upon the exemption provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Subscription Agreements will terminate and be void and of no further force or effect upon the earlier to occur of: (a) such date and time as the Merger Agreement is validly terminated in accordance with its terms, (b) upon the mutual written consent of each of the parties to each such Subscription Agreement, (c) RMG's notification to the Subscriber Investor in writing that it has abandoned its plans to move forward with the Transactions and/or terminates Subscriber's obligations, (d) if the conditions to closing set forth in the Subscription Agreement are not satisfied on or prior to the closing date and, as a result thereof, the transactions contemplated by the Subscription Agreement are not consummated at the closing or (e) at the election of Subscriber, on or after the date that is 270 days after the date hereof if the closing has not occurred on or prior to such date.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form Subscription Agreement, which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities

The information contained in Item 1.01 of this Current Report on Form 8-K (this “Report”) with respect to the Subscription Agreements dated October 5, 2020 is incorporated by reference herein and made a part hereof.

Item 7.01 Regulation FD Disclosure.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Press Release

Attached as Exhibit 99.1 to this Report is the press release issued by the parties related to the proposed Transactions.

Conference Call Script

Attached as Exhibit 99.2 to this Report is the form of conference call script for use by RMG in conference calls to certain of its stockholders and other persons interested in purchasing common stock of RMG.

Investor Meetings

Attached as Exhibit 99.3 to this Report is the form of investor presentation for use by RMG in presentations to certain of its stockholders and other persons interested in purchasing common stock of RMG.

Important Information and Where to Find It

This Report relates to a proposed transaction between RMG and Romeo. RMG intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of RMG. The proxy statement/prospectus will be mailed to stockholders of RMG as of a record date to be established for voting on the proposed business combination. RMG also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF RMG ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY RMG FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about RMG and Romeo once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by RMG when and if available, can be obtained free of charge on RMG’s website at www.rmginvestments.com or by directing a written request to RMG Acquisition Corp., 50 West Street, Suite 40-C, New York, New York 10006.

Participants in the Solicitation

RMG and Romeo and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of RMG’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of RMG’s directors and officers in RMG’s filings with the SEC, including RMG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on April 1, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to RMG’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that RMG intends to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This Report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside RMG’s or Romeo’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by RMG stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; Romeo’s ability to execute on its plans to develop and market new products and the timing of these development programs; Romeo’s estimates of the size of the markets for its products; the rate and degree of market acceptance of Romeo’s products; the success of other competing technologies that may become available; Romeo’s ability to identify and integrate acquisitions; the performance of Romeo’s products; potential litigation involving RMG or Romeo; and general economic and market conditions impacting demand for Romeo’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RMG’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by RMG from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither RMG nor Romeo undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of October 5, 2020, by and among RMG Acquisition Corp., RMG Merger Sub, Inc. and Romeo Systems, Inc. *
10.1	Form of Subscription Agreement
99.1	Press release dated October 5, 2020
99.2	Conference Call Script
99.3	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). RMG agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 5, 2020		RMG ACQUISITION CORP.

	By:	/s/ Robert S. Mancini
Robert S. Mancini
Chief Executive Officer